Contact

www.linkedin.com/in/mikealden
(LinkedIn)
www.crescendocontent.com
(Company)

Top Skills

Leadership
Enterprise Software
SaaS

Michael Alden

Accomplished Operations & Strategy Executive
Manchester, Massachusetts, United States

Summary

VALUE PROPOSITION

► I am highly effective in operations leadership and strategic planning, with extensive experience leading growth, revenue production, operations management, and team leadership.

► My success is driven by my ability to build strategies that improve productivity while meeting operating and fiscal targets.

SUMMARY

► Engaging Operations and Strategy Executive possessing a winning blend of business expertise, entrepreneurial drive, and practical experience.

► Leverages a unique mix of strategic and analytical expertise, consistently exceeding performance goals by aligning the effort of strong teams with organizational objectives.

LEADERSHIP HIGHLIGHTS

★ Strategy- research, test, and verify market opportunities to build or expand businesses.

★ Execution- build plans to operationalize strategy, set goals, build teams, create culture of accountability, celebrate success, learn from mistakes

★ Growth- led two start-ups from $0- $25M, teams from 5-125 people, global expansion opening offices in Europe and Asia, led acquisition, led capital raise, completed successful exit

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Specialties: Operations Management, Strategic Planning, Revenue Growth, Market Research, Product Development, Account Management, Client Service, Market Penetration, Team Leadership

Experience

BYGMusic
Co-Founder
2017 - Present (5 years)
Greater Los Angeles Area

★ Partnered with the producer for the Rolling Stones to launch a business that connects brands with breakthrough artists to reach new audiences.

★ Credited with building a strategic plan and financial model for the business, as well as a product strategy and roadmap.

★ Led a project that yielded 17 million views across all social media channels and surpassed a 20,000 lead target by delivering 39,000 leads for Ford Motor Company.

★ Improved brand visibility for Angry Orchard Cider, using Facebook Live to broadcast band members engaging with the client's product..

★ Worked with eight local Boston music artists to build social media and experiential marketing campaigns that improved distribution by 69% in 60 days for a new craft whiskey.

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ABOUT BYGMUSIC LLC

BYGMusic is a platform where authentic brand advocacy is driven through the social media and reach of musical artists. The company works with brands to drive awareness, visibility and actions through organic outreach to hard to reach and untapped audiences.

Percussion Software
Chief Executive Officer
2016 - Present (6 years)
Woburn, MA

Percussion Software's award-winning web content management system is used by higher education, government agencies, and business organizations - SMB to Enterprise.

Marketers use Percussion CMS to create, publish, and share content that drives web traffic, engages visitors, and looks great on any device. Percussion customers love our unique coaching program, drag-and-drop editing, built-in blogs, responsive mobile templates, SEO tools, and fast migration with LiveFirst. Percussion CMS is a product, not a platform, so you can launch in days instead of months. Take ownership of content and design, and go live.

revealit.io

Advisor

January 2018 - Present (4 years 9 months)

Greater Los Angeles Area

revealit corporation is an interactive video platform employing AI and the power of blockchain, micro-payments and the crowd to deliver innovative zero-interruption advertising inventory to the future of video.

Crescendo Content Marketing

Co-founder and CEO

February 2015 - January 2017 (2 years)

Greater Boston Area

★ Raised capital from Percussion Software investors and the leadership team and launched operations.

★ Built a team of team of 20 product management, engineering, and marketing personnel.

★ Successfully produced a minimum viable product within 14 weeks using Agile methodologies, AWS, Java, and Angular.

★ Secured over 500 clients to a free service that later converted to trials and paid models.

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ABOUT CRESCENDO CONTENT MARKETING

Crescendo is a content marketing tool to help marketers better plan, organize, create, and measure content effectiveness.

ViewDo Labs (acquired by Percussion Software)
President and CEO
September 2013 - December 2014 (1 year 4 months)
Woburn, MA

Led a comprehensive rebranding effort while directing 30 employees.

★ Within eight weeks, developed and launched the ViewPoint V1 product designed to work with Yammer.

★ Merged the company with Percussion Software following the acquisition of Yammer by Microsoft, closing off market opportunities.

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ABOUT VIEWDO LABS

ViewDo Labs is a pioneer in enterprise social network analytics and governance, offering insight into activity on Yammer, SharePoint, Chatter and other ESNs so companies can increase adoption while lowering the risks of collaboration.

Axceler (acquired by Metalogix)
President and CEO
May 2006 - August 2013 (7 years 4 months)
Woburn, MA

★ Spun out the $7MM Lotus Notes business of Percussion Software into its own company.

★ Led an expansion of the business model into the Microsoft SharePoint market, positioning the corporation as a leading provider of collaboration management and governance solutions.

★ Grew the business to reach $25MM in revenue in 2012 with 125 employees, two regional and two international offices, with a 5-year CAGR of 135%.

★ Won the Boston Business Journal Pacesetter Award for two consecutive years.

★ Oversaw an acquisition and a capital raise; sold the business to a VC-backed competitor.

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ABOUT AXCELER INC.

Axceler provided solutions that included the award-winning ControlPoint family of products for administration, governance, and migration, and ViewPoint, a federated view and analytics of all of a client's enterprise social networks.

Percussion Software

President

September 1999 - February 2006 (6 years 6 months)

Grew revenue to $25m+ by building high volume, low touch inside telesales teams in Boston, LA, and London. Scaled professional services and customer success teams while constantly improving processes to deliver happy customers. Added products, created partnerships, evaluated and proposed acquisitions, built our leadership team, and established a positive high-energy culture.

Worked with Percussion's Board to split company into two separate businesses to be run independently. Percussion's spun out their Lotus Notes business and created Axceler in 2006. I moved to become CEO of Axceler.

President 2005-2006

SVP Corporate Operations 2003-2004

SVP Worldwide Sales, Services, and Customer Success 2001-2002

VP Worldwide Sales 1999-2000

Percussion Software London

European Sales Director

July 1997 - June 1999 (2 years)

Relocated from the US to expand Percussion's European sales channel. Hired and trained sales, support, marketing, operations, and professional services.

*Quadrupled sales within the first year

*Grew office from 3 to 25 staff

*Increased revenue contribution from Europe

Bond Technologies

Vice President, UK

1997 - 1999 (2 years)

London, United Kingdom

Bond is a technology consulting firm with offices in New York, Chicago, and London. I was one of the first employees in London.

*Built the London office from 5 to 40 consultants.

*Hired and trained sales, operations, and technical staff.

*Clients included Deutsche Bank, JP Morgan, Diagio, and HSBC.

Stride and Associates

Partner

1989 - 1997 (8 years)

Boston and Los Angeles

Started as a sales trainee and worked my way up to partner.

Education

Saint Michael's College

BA, Business Administration · (September 1985 - May 1989)

Semester At Sea / ISE

Semester at Sea, Spring 1988 · (1988 - 1988)

Andover High School

· (1982 - 1985)